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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            CPI Aerostructures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125919308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 5, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125919308                                   13G     Page 2 of 10 Pages
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  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

         Midwood Capital Management LLC
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power            354,700
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                0
Owned by          --------------------------------------------------------------
Each Reporting    7.  Sole Dispositive Power             354,700
Person With       --------------------------------------------------------------
                  8.  Shared Dispositive Power           0
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person
             354,700
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes             [ ]
       Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)
             6.5%
--------------------------------------------------------------------------------
       Type of Reporting Person (See Instructions)
 12.      IA
--------------------------------------------------------------------------------

CUSIP No.  125919308                            13G           Page 3 of 10 Pages
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
         David E. Cohen
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization         USA
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                  0
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power          354,700
Owned by          --------------------------------------------------------------
Each Reporting    7.  Sole Dispositive Power             0
Person With       --------------------------------------------------------------
                  8.  Shared Dispositive Power     354,700
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               354,700
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes            [ ]
           Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)
                IN
--------------------------------------------------------------------------------

CUSIP No.  125919308                                  13G     Page 4 of 10 Pages
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
         Ross D. DeMont
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization         USA
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                  0
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power          354,700
Owned by          --------------------------------------------------------------
Each Reporting    7.  Sole Dispositive Power             0
Person With       --------------------------------------------------------------
                  8.  Shared Dispositive Power     354,700
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  354,700
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes            [ ]
       Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)
         6.5%
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No.  125919308                         13G              Page 5 of 10 Pages
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
         Midwood Capital Partners, L.P.
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
  3.      SEC Use Only

--------------------------------------------------------------------------------
  4.      Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power            174,332
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                0
Owned by          --------------------------------------------------------------
Each Reporting    7.  Sole Dispositive Power             174,332
Person With       --------------------------------------------------------------
                  8.  Shared Dispositive Power           0
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  174,332
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes            [ ]
       Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)
         3.2%
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

CUSIP No.  125919308                             13G          Page 6 of 10 Pages
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
         Midwood Capital Partners QP, L.P.
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)   [ ]
       (b)   [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power            180,368
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                0
Owned by          --------------------------------------------------------------
Each Reporting    7.  Sole Dispositive Power             180,368
Person With       --------------------------------------------------------------
                  8.  Shared Dispositive Power           0
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  180,368
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes             [ ]
       Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)
         3.3%
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

                                                                    Page 7 of 10
ITEM 1.

(a)   NAME OF ISSUER: CPI Aerostructures, Inc. (the "Issuer").

(b) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 200A Executive Drive, Edgewood, NY 11717.

ITEM 2.

(a) NAME OF PERSON FILING: This joint statement on Schedule 13G is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 9, 2005, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE: The principal business office of the Reporting Persons with respect to the shares reported hereunder is One Washington Mall, 8th Floor, Boston, MA 02108

(c) CITIZENSHIP: Capital is a Delaware limited liability company. Each of the Funds is a Delaware limited partnership. Each of the Managers is a U.S. citizen.

(d)   TITLE AND CLASS OF SECURITIES: Common stock, $.001 par value ("Common
Stock")

(e)   CUSIP Number: 125919308

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

NA

ITEM 4. OWNERSHIP

In the aggregate, the Reporting Persons beneficially own 354,700 shares of the Common Stock of the Issuer, representing approximately 6.5% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 174,332 shares of the Common Stock, representing approximately 3.2% of the class, (ii) QP beneficially owns 180,368 shares of the Common Stock, representing approximately 3.3% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 354,700 shares of the Common Stock of the Issuer representing approximately 6.5% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 5,425,400 shares of the Common Stock of the Issuer outstanding as of November 11, 2005, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2005.

Each Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. Each of the Managers, by virtue of their positions as managers of Capital, has the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NA

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NA

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NA

ITEM 10. CERTIFICATION

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

                                                                    Page 9 of 10
                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date:  January 12, 2006

                                         MIDWOOD CAPITAL PARTNERS, L.P.

                                         By: Midwood Capital Management LLC
                                                  General Partner

                                         By:  /s/ David E. Cohen
                                         ---------------------------------------
                                         David E. Cohen
                                         Manager

                                         MIDWOOD CAPITAL
                                         PARTNERS QP, L.P.

                                         By: Midwood Capital Management LLC
                                                  General Partner

                                         By:  /s/ David E. Cohen
                                         ---------------------------------------
                                         David E. Cohen
                                         Manager

                                         MIDWOOD CAPITAL
                                         MANAGEMENT, LLC

                                         By:  /s/ David E. Cohen
                                         ---------------------------------------
                                         David E. Cohen
                                         Manager

                                         DAVID E. COHEN

                                           /s/ David E. Cohen
                                         ---------------------------------------
                                         David E. Cohen

                                         ROSS D. DEMONT

                                           /s/ Ross D. DeMont
                                         ---------------------------------------
                                         Ross D. DeMont